UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0167 Expires: December 31, 2014 Estimated average burden hours per response....... 1.50

FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-6407

Southern Union Company
 ______________________________________________________________________________________________________________________
 (Exact name of registrant as specified in its charter)

 5051 Westheimer Road, Houston, Texas, 77056  (713) 989-2000
 ______________________________________________________________________________________________________________________
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

 Common Stock, par value $1.00 per share
 ______________________________________________________________________________________________________________________
 (Title of each class of securities covered by this form)

7.60% Senior Notes due 2024
8.25% Senior Notes due 2029
7.20% Junior Subordinated Notes due 2066
 ______________________________________________________________________________________________________________________
 (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934,  Southern Union Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

April 6, 2012 Date	By	/s/ Robert M. Kerrigan, III Name	Vice President, Assistant General Counsel and Secretary Title

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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